VRB

04035095

RECEIVED
JUN 04 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 158

May 28, 2004

Securities & Exchange Commission
Office of International Finance
Mail Stop 3-2
455th Street, N.W.
Washington, DC
20549

SUPPL

Dear Sirs:

Re: ***VRB Power Systems Inc. (formerly Vanteck (VRB) Technology Corp)("VRB")***
12g3-2(b) Exemption – File No. 34688

Please find attached for submission, VRB's most recent filings pursuant to TSX Venture Exchange and Canada Business Corporations Act rules.

Please do not hesitate to contact the writer should you wish further information.

Yours truly,

VRB POWER SYSTEMS INC.

Tracy Hansen

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

7/1

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

3960?

VRB Power Systems INCORPORATED

May 25, 2004

VIA COURIER

TSX Venture Exchange
P.O. Box 11633
#2700, 650 West Georgia St.
Vancouver, BC, V6B 4N9

Attention: Corporate Finance Services

Dear Sirs/Mesdames,

Re: VRB Power Systems Inc. – Stock Option Grant Under Plan

Enclosed please find a Form 4G duly completed and signed.

Please do not hesitate to contact me should you require further information.

Yours truly,
VRB POWER SYSTEMS INC.

Tracy Hansen

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

5180

FORM 4G

TSX venture EXCHANGE

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: VRB POWER SYSTEMS INC. (the "Issuer").

Month in which stock options have been granted or amended: May, 2004.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Noram Engineering & Constructors Ltd.	N/A	Consultant	May 5, 2004	150,000	$0.90	May 5, 2007
Brian Leeners	N/A	Consultant	May 12, 2004	150,000	$0.80	May 12, 2006
Tony Martin	N/A	Employee	May 15, 2004	150,000	$0.80	May 15, 2009

Total number of optioned shares proposed for acceptance: 450,000.

- Date shareholder approval was obtained for the Stock Option Plan: December 29, 2003.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 2,728,018.

Amended Options: N/A

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated May 26, 2004.

Vince Sorace
Name of Director or Senior Officer

Signature

President and Director
Official Capacity

#-92204.

VRB Power Systems
INCORPORATED

April 8, 2004

HAND DELIVERED

TSX Venture Exchange
P.O. Box 11633
Suite 2700, 650 West Georgia Street
Vancouver, BC, V6B 4N9

Attention: Corporate Finance Services Department

Dear Sirs/Mesdames:

Re: VRB Power Systems Inc. ("VRB") – Consulting Agreements

In connection with TSXV Policy 3.2 enclosed please find the following agreements for approval:

1. Consulting Agreement between VRB and Chutney, Inc.; and
2. Consulting Agreement between VRB and Vince Sorace.

Also enclosed please find:

1. directors' resolutions evidencing approval of the above noted agreements; and
2. our cheque for $535.00 representing your filing fee inclusive of GST.

We trust the enclosed is in order. We look forward to your approval in due course.

Yours truly,

VRB POWER SYSTEMS INC.

Tracy Hansen

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com

CONSULTING AGREEMENT

This CONSULTING AGREEMENT, dated as of 1 April 2004 ("Agreement"), is entered into by and between **VRB Power Systems Inc.**, a [Canadian federal or provincial] corporation ("Company"), and Vince Sorace ("Consultant").

WHEREAS, Company is a corporation duly organized and existing under the laws of Canada, with its principal office located at 1645-701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6;

WHEREAS, Consultant will be performing certain consulting services for Company;

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein and for other good and valuable consideration, the receipt of which is mutually acknowledged, Company and Consultant agree as follows:

Section 1. Consultant's Duties.

1.1 Company and Consultant agree to enter into a consulting arrangement on the terms and conditions set forth in this Agreement. Company agrees to compensate Consultant as set forth in Section 2 of this Agreement in consideration of Consultant agreeing to perform the services set forth in this Agreement.

1.2 Consultant shall report to the CEO on all activities.

1.3 Consultant will devote the time, attention, skill, and efforts necessary during the term of this Agreement to fulfill Consultant's duties, including without limitation, development of Company's products, marketing of Company's products, supporting the ongoing formulation of a long term strategic plan, updating and amending Company's business plan(s), and obtaining equity and debt financing as required to maintain operations and pursue the Company's long-term strategic plan. Consultant shall also have responsibilities involving the Company's legal affairs, subsidiary matters, supplier relations and JV's. Notwithstanding the foregoing, nothing herein shall preclude Consultant from (i) providing consulting services to or serving as a member of the board of directors or advisory boards (or their equivalents in the case of a non-corporate entity) of non-competing businesses and charitable organizations; (ii) engaging in charitable activities and community affairs; and (iii) managing his personal investments and affairs.

1.4 Consultant will devote sufficient time to discharge Consultant's duties hereunder, and will perform the duties required by this Agreement in good faith, and in a manner that Consultant reasonably believes to be in the best interests of Company and its shareholders.

1.5 Consultant shall perform the consulting services primarily at Company's offices located in Vancouver, B.C., Canada. However, Consultant may be required from time to time, at Company's request, to travel to such other locations as required by Company.

1.6 At such times as Consultant is physically present at Company's offices in Vancouver, British Columbia, Canada, Consultant shall perform only consulting services for

Company and for no other clients of Consultant. Company will provide Consultant as necessary with workspace at Company's offices.

Section 2. Compensation.

2.1 Company shall pay Consultant a monthly retainer ("Retainer") of CAD$8,850.00 commencing April 1, 2004.

2.2 In addition to the monthly Retainer, commencing with the 2004 calendar year, and continuing during each succeeding calendar year of the term of this Agreement, Consultant shall receive a short-term bonus on the terms and conditions described below. If a majority of the Board of Directors determines that all performance objectives set by the Board of Directors were accomplished during the related calendar year, Consultant shall receive an annual bonus (the "Performance Bonus") in the amount of 75% percent of the annual Retainer for such calendar year, or CAD$75,000, whichever is greater. In the event a majority of the Board of Directors determines that less than all of the performance objectives were accomplished in a particular calendar year during the term of this Agreement (a "Deficiency Year"), Consultant shall receive a Performance Bonus for the Deficiency Year which is proportionate to the number of performance objectives that were accomplished divided by the number of all of performance objectives which were established for the same Deficiency Year multiplied by the amount which equals 75% percent of the annual Retainer for such calendar year. The Performance Bonus shall not be cumulative, and the amount shall be separately determined by a majority of the Board of Directors during the last month of each calendar year during the term of this Agreement. The Performance Bonus shall be paid to Consultant not later than January 31 of the next calendar year. If the performance objectives are exceeded in any calendar year, the Board of Directors may award a performance bonus that exceeds 75 percent of the annual Retainer for such calendar year.

2.3 Commencing on 1April, 2004, and on the last day of each calendar year during the term of this Agreement, Company shall grant Consultant a stock option to purchase common stock of Company under **Company's Long Term Incentive Plan (LTIP),** upon successful attainment of defined goals in an amount equal to 1.0 percent of the then total number of outstanding shares of common stock of Company, including all outstanding warrants, options, shares of preferred stock, or other securities convertible into common stock of Company as if such securities were fully converted into common stock of Company. Each stock option granted to Consultant under this Section shall vest as follows: 25 percent on the first anniversary of the grant date, 50 percent on the second anniversary of the grant date, and 25 percent on the third anniversary of the grant date. Annual evaluations shall take place as described in the LTIP and, depending upon achievement of defined goals, awards shall be made to Consultant as described therein. Each option shall have an exercise price per share equal to a 10% discount to (i) the last closing price of Company's common stock on the trading day immediately before the date the option is granted, if Company's common stock is traded on a public securities exchange during such month, or (ii) the equivalent, as reasonably determined by the Board of Directors, if Company's common stock is not traded on a public securities exchange. The Board of Directors may increase the number of shares awarded if Company achieves certain performance objectives to be established by the Board of Directors. Each option shall have an exercise period of 5 years

from the date such option is granted. In the event that this Agreement is terminated, all vested options shall remain exercisable for a period of one year [90 days if Company is a Tier 2 company under TSX rules] following the date of termination unless such options expire before the end of such period. Upon exercise of any option by Consultant, in whole or in part, all shares of common stock issued to Consultant shall be freely tradeable to the extent permitted by law and not subject to any hold period before such shares are tradeable.

Section 3. Expense Reimbursement.

3.1 Consultant is authorized to incur expenses that are reasonably necessary in carrying out the consulting services related to the Company set forth in this agreement, including, without limitation, reasonable expenses for airfare, car rentals, hotels, meals, and other travel related expenses, and Company shall reimburse Consultant for all such expenses upon presentation of expense statements or such other supporting information as Company may reasonably request. The Consultant will be responsible to pay Consultant's own expenses not related to consulting services to the Company.

Section 4. Term and Termination.

4.1 The term of this Agreement shall be for a period of 3 years, commencing on the date first set forth above, unless earlier terminated as provided in Section 4.2 of this Agreement. The term of this Agreement shall automatically extend for successive one-year periods (commencing on the end of the prior period) unless either party notifies the other at least 60 days prior to the end of the then current term of an election to terminate this Agreement effective at the end of the then current term. The words "term of this Agreement", as used in this Agreement, shall mean and refer to the initial three-year term and any extended term of this Agreement.

4.2 Notwithstanding Section 4.1 of this Agreement, this Agreement shall earlier terminate in accordance with any of the following:

4.2.1 By mutual agreement in writing signed by Company and Consultant. The termination shall be effective as of the date provided for in the written agreement;

4.2.2 Company may terminate this Agreement for cause (as defined below) at any time by giving Consultant written notice of termination, which notice shall: (a) specify, with reasonable particularity, the nature of such cause; and (b) specify a termination date, which date shall be no earlier than 30 days following the giving of such notice, except in the case of termination under Sections 4.2.2(a) or 4.2.2(b), which may become effective immediately. Any such termination shall be subject to the provisions of Section 4.3 of this Agreement. The following events or actions by Consultant shall constitute "cause" for termination under this Section 4.2.2:

(a) Embezzlement or theft from Company, any customer, any of Company's or any customer's shareholders or employees, or persons having an established business relationship with Company or any customer;

(b) Conviction of any felony;

34688

(c) Habitual use of illegal drugs;

(d) Excessive and habitual use of alcohol;

(e) Recurring conduct toward employees of Company that is either illegal or unethical (including, but not limited to, sexual harassment);

(f) Misconduct or recurring negligence in the performance of Consultant's duties hereunder; or

(g) Willful and material breach or violation of any of the terms and conditions of this Agreement.

Conduct shall not be deemed "habitual" or "recurring" within the meaning of this Section 4.2.2 unless, after having occurred and having been called to Consultant's attention in writing by Company, the same or substantially similar conduct continues or occurs again within 90 days after the date Company initially gives Consultant notice of such conduct.

4.2.3 Consultant may terminate this Agreement for "good reason" (as defined below) at any time by giving notice to Company of Consultant's intent to terminate, setting forth with reasonable particularity the nature of such cause, and providing Company with the opportunity to cure. If a cure is not reasonably practicable within a 30-day period from the date of such notice, the termination shall become effective at the end of such period if Company does not take all reasonable steps to initiate a cure during such period. If any cure is reasonably practicable within 30 days, but is not completed within that period, the termination shall become effective at the end of such period. Company's breach or violation of any of the terms and conditions of this Agreement shall constitute "good reason" for termination under this Section 4.2.3.

4.2.4 In the event of Consultant's death or permanent disability, this Agreement shall automatically terminate not later than 30 days after the date of death or notification of Consultant's permanent disability. Consultant shall be deemed to be permanently disabled if he suffers from bodily infirmities or disorders, diseases, injuries (including self-inflicted injuries), addiction to substances hazardous to health (including addiction to narcotics and alcohol), or mental illness and one of the following conditions is satisfied:

(a) A physician licensed to practice medicine in the Province of British Columbia, selected and agreed upon by Consultant (or Consultant's Conservator) and the Board of Directors, certifies that Consultant has been totally disabled for a six month period and is unable to engage in gainful employment in his occupation or that Consultant will be totally disabled on a permanent basis and will be unable to engage in gainful employment in his occupation. If Consultant (or Consultant's Conservator) and the Board of Directors cannot agree upon one physician, Consultant and the Board of Directors shall each select one physician, and the two physicians shall in turn select a third physician whose opinion shall be conclusive and binding upon the parties. The costs and expenses of the physician(s) shall be borne equally by Consultant and Company; or

(b) Consultant and the Board of Directors agree that Consultant is totally disabled on a permanent basis and unable to engage in gainful employment in his or her occupation.

4.3 In the event of any termination under Section 4.2, Consultant shall receive all compensation and other benefits through the effective date of such termination.

4.4 In addition to the compensation set forth in Section 4.3, if Company terminates this Agreement for any reason other than as set forth in Section 4.2.2 above, or if Consultant terminates this Agreement for "good reason" as set forth in Section 4.2.3, Company shall pay Consultant Retainer described in Section 2.1, the Performance Bonuses described in Section 2.2, and the stock options described in Section 2.3, for a period of 18 months (or 12 months if this Agreement is terminated during any renewal term) following the date of termination. The compensation, bonuses, and stock option awards described in the previous sentence will be prorated based on the date the 18-month period (or 12-month period, if applicable) expires. Notwithstanding the above, if Company achieves all or a portion of the performance goals described in Section 2.2 before the 18-month period (or 12-month period, if applicable) expires, Consultant shall receive the full annual Performance Bonus, to the extent the performance goals are achieved during the remainder of the calendar year for that year. In addition, all unexpired stock option awards will remain exercisable for a period of two years following the date of termination under this Section 4.4. The obligations of Company set forth in this Section 4.4 shall survive termination of this Agreement. Section 4.4 is subject to the rules of the TSX. If Company is a Tier 2 company, all stock options described in the above noted paragraph are exercisable for 90 days from Consultant's termination.

Section 5. Liability Insurance and Indemnification By Company.

5.1 Company shall purchase based upon successful raising of capital or as determined by the Board of Directors, and at all times during the term of this Agreement keep in force, a director's and officer's liability insurance policy for the benefit of Consultant and other officers and directors of Company, in such amounts as the Board of Directors determines is appropriate and necessary for such parties to be reasonably protected from liabilities, losses, claims, damages, expenses, and costs (including attorneys' fees and related expenses) incurred as a result of their acts or omissions while performing their obligations to Company (the "Directors and Officers Insurance").

5.2 Company shall, to the maximum extent permitted by the laws of British Columbia, Canada, indemnify and hold Consultant harmless from and against any such claim, liability, damage, expense, or cost (including, without limitation, attorneys' fees and related costs), loss or cause of action arising from or out of acts or omissions occurring while acting as an officer, director, shareholder, or consultant of Company or in any other capacity, including serving as a fiduciary, in which Consultant serves at the request of Company, except for acts or omissions that would permit Company to terminate this Agreement "for cause" pursuant to Section 4.2.2 hereof. If any claim is asserted against Consultant for which it or he is entitled to be indemnified hereunder, Company shall, at its option, (i) assume the defense thereof; or (ii) advance Consultant the amount of actual legal expenses reasonably incurred (or cause such expenses to be paid).

Section 6. Confidential Information.

Consultant and its representatives shall not, during the term of this Agreement or at any time thereafter, without the consent of Company, disclose to any person, firm, or corporation any non-public information respecting the financial and business affairs of Company or any of its officers or employees unless such information (i) is or becomes generally available to the public other than as a result of disclosure by Consultant, (ii) is or becomes generally available to Consultant on a non-confidential basis from a source other than Company or its representatives, provided that such source is not known by Consultant to be bound by a confidentiality agreement with Company or its representatives, (iii) was known by Consultant on a non-confidential basis prior to its disclosure to Consultant by Company or one of its representatives, or (iv) was or is developed by Consultant in good faith and independent of any confidential information of Company.

Consultant will not be restricted in any way from accessing or using proprietary information of Company in connection with its duties hereunder, and will not be liable to Company for such use, provided that Consultant exercises reasonable care to maintain the confidentiality of the proprietary information, exercises reasonable care to comply with any specific precautions reasonably requested and directed by Company, and takes reasonable steps to protect the proprietary information to the same extent as it protects its own proprietary data.

Section 7. Miscellaneous Provisions.

7.1 A waiver by any party of a breach of any of the provisions of this Agreement shall not constitute a waiver or prejudice of the parties' rights otherwise to demand strict compliance with such provision.

7.2 If suit or action is instituted to enforce any of the terms of this Agreement, the prevailing party shall be entitled to recover from the other party such sums as the court may adjudge reasonable for legal fees at trial and on any appeal of such suit or action, in addition to all other sums provided by law.

7.3 Any notice under this Agreement shall be in writing and shall be effective when personally served or, if mailed with sufficient international postage, five days after it is deposited as certified mail, return receipt requested, directed to the following addresses or to such other address as either party may specify from time to time by written notice to the other party.

If to Company:

VRB Power Systems, Inc.
1645-701 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1C6
Attn: President

If to Consultant:

Vince Sorace

112-1288 Marinaside Cr.
Vancouver, B.C.
V6Z 2W5 Canada

This Agreement shall be binding upon and inure to the benefit of the parties, their successors and permitted assigns. Consultant shall be permitted to assign any of the benefits, but may not assign any of its obligations to anyone other than Consultant.

7.4 This Agreement shall be governed by and construed in accordance with the laws of British Columbia.

7.5 In the event that any one or more provisions of this Agreement shall be held invalid, illegal, or unenforceable in any respect, the validity, legality, or enforceability of any of the remaining provisions shall not in any way be affected or impaired thereby.

7.6 This Agreement constitutes the entire, final, and complete agreement of the parties with regard to this subject matter and replaces all written and oral agreements heretofore made or existing by and between the parties and their representatives.

7.7 Titles and headings to Sections in this Agreement are for purposes of reference only, and shall in no way limit, define or otherwise affect the meaning or interpretation of any of the provisions of this Agreement.

7.8 This Agreement may be executed in two or more fully or partially executed counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Consulting Agreement on the respective dates set forth below:

VRB POWER SYSTEMS, INC.

By: A. Gerry
Name: ALBERT GERRY
Title: DIRECTOR

Vince Sorace

By: V. S.
Name: VINCE SORACE
Title: PRESIDENT

VRB POWER SYSTEMS INC.

LONG TERM INCNETIVE PLAN - "LTIP"

- The purpose of the LTIP is to align management with SHAREHOLDER returns. The LTIP is in addition to other forms of compensation and incentive awards which consist of Base pay, Annual Incentive bonus and annual options awards.

- Executive management will be eligible for this compensation. It shall include the CEO, President and all other officers of the Company.

- LTIP awards will be determined by the compensation committee. This will consist of the CEO and two non - executive directors to be appointed by the Board of Directors (BOD) on a 2-year cycle. The CEO shall recuse himself during evaluations and awards pertaining to his own performance.

- Reviews shall take place annually. Each Executive shall have an established set of objectives. In the case of the CEO he shall negotiate these directly with the compensation committee of the BOD. Other executive goals shall be established between the CEO and each executive to align with his own undertakings to the BOD.

- Payments shall be based upon the following periods of vesting for awarded options stemming from the LTIP agreements with each executive:
  25% in Year 1, 50% in Year 2 and 25% in Year 3.

- A weighting system of goal achievement ranging from 10% to 150% of target awards will be established for each executive based upon achievement of contracted goals.

- Accelerated vesting of LTIP compensation shall occur under the following situations:

  - Stock price remains above C$3.00 for 15 consecutive days – 25% vesting of all LTIP options
  - Stock price remains above C$4.50 for 10 consecutive days – 50% vesting of all LTIP options
  - Stock price remains above C$6.00 for 10 consecutive days – 25% vesting of all LTIP options
  - Merger, acquisition, or takeover occurs - 100% vesting upon signing of transaction.

VINCE SORACE TARGET GOALS FOR "LTIP"

Commencing on 1 April, 2004, and on the last day of each calendar year during the term of this Agreement, Company shall grant Consultant a stock option to purchase common stock of Company under Company's Long Term Incentive Plan (LTIP), upon successful attainment of defined goals in an amount equal to 1.0 percent of the then total number of outstanding shares of common stock of Company, including all outstanding warrants, options, shares of preferred stock, or other securities convertible into common stock of Company as if such securities were fully converted into common stock of Company. Each stock option granted to Consultant under this Section shall vest as follows: 25 percent on the first anniversary of the grant date, 50 percent on the second anniversary of the grant date, and 25 percent on the third anniversary of the grant date. Annual evaluations shall take place as described in the LTIP and, depending upon achievement of defined goals, awards shall be made to Consultant as described therein. Options shall be priced at the anniversary date of each period and shall be priced at 10% below market price ruling as of that date. Options shall be held in escrow at each anniversary date for final award as determined by this LTIP. (or an appropriate mechanism agreed whereby pricing is set as of the date of award although only redeemed at the end of the 3rd year)

Period of LTIP evaluation: 1 April 2004 to 1 April 2007. These targets have been based upon the Business plan published in May 2003. Annual reviews will occur to determine progressive performance levels and to adjust actions.

Key Performance Targets — **Weighting**

Sales: 30%

- **Sales in 2004 (April 2005) – signed orders 8 or 64MWh**
- **Sales in 2005 (April 2006) – signed orders 19 or 152MWh**
- **Sales in 2006 (April 2007) – signed orders 101 or 800MWh (if cumulative targets achieved then target achieved)**
- **Sales margins – gross on production cost 2004 – 6% 2005 – 10% 2006 – 15%**
- **Cash Flow positive in 2006/7**

Financial: 30%

- **Cumulative Collected Revenues: $150,000,000 Target; $220,000,000 Exceed**

Technical: 10%

- **Electrolyte costs shall be reduced by 30% — Target**
- **Electrolyte costs shall be reduced by 35% — Exceed**
- **New cell stacks developed and costing < $40,000/50kW (40% reduction on current costs), will be demonstrated and production resources identified — Target**
- **Cell Stack Production started in North America — Exceed**

Organizational: 30%

- **USA office or demonstration site established, equipped and operational — Target**
- **Pinnacle VRB merger or appropriate plan developed and implemented including all IP transfer — Target**
- **Small cell stacks systems developed – sales in the USA achieved. — Target**
- **All law suits stemming from before 2004 settled — Target**

- **Zero Exchange complaints or censures** **Target**
- **Financing for working capital raised to allow full operating goals to be met** **Target**
- **Marketing JV's established in two countries outside of North America** **Target**

For VRB Power Systems Inc.	**Vince Sorace**
Signed: [signature]	Signed: [signature]
Name: ALBERT GERRY	Name: VINCE SORACE
Title: DIRECTOR.	Title: PRESIDENT
Date: APRIL 08 04	Date: APR 8/04

Recorded VRB Power Systems Inc:

CONSULTING AGREEMENT

This CONSULTING AGREEMENT, dated as of October 15, 2003 ("Agreement"), is entered into by and between **VRB Power Systems, Inc.**, a [Canadian federal or provincial] corporation ("Company"), and **Chutney, Inc.**, an Oregon corporation ("Consultant").

WHEREAS, Company is a corporation duly organized and existing under the laws of Canada, with its principal office located at 1645-701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6;

WHEREAS, Principal (as defined below) is currently performing certain consulting services for Company;

WHEREAS, Company desires to increase the consulting services performed by Consultant for Company; and

WHEREAS, Principal of Consultant is **Timothy Hennessy** ("Principal") and Company desires that Consultant direct Principal to perform the consulting services set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein and for other good and valuable consideration, the receipt of which is mutually acknowledged, Company and Consultant agree as follows:

Section 1. Consultant's Duties.

1.1 Company and Consultant agree to enter into a consulting arrangement on the terms and conditions set forth in this Agreement. Company agrees to compensate Consultant as set forth in Section 2 of this Agreement in consideration of Consultant agreeing to perform the services set forth in this Agreement.

1.2 Consultant shall require that Principal devote the time, attention, skill, and efforts necessary during the term of this Agreement to fulfill Consultant's duties, including without limitation, development of Company's products, marketing of Company's products, formulating a long term strategic plan, updating and amending Company's business plan(s), and obtaining equity and debt financing as required to maintain operations and pursue Company's long-term strategic plan. In addition, Consultant will advise the Company's board of directors ("Board of Directors") on matters relating to recruiting and building a competent management team for Company. Notwithstanding the foregoing, nothing herein shall preclude Principal from (i) providing consulting services to or serving as a member of the board of directors or advisory boards (or their equivalents in the case of a non-corporate entity) of non-competing businesses and charitable organizations; (ii) engaging in charitable activities and community affairs; and (iii) managing his personal investments and affairs.

1.3 In order to ensure that Consultant is able to adequately perform the consulting services set forth in this Agreement, upon Consultant's request, Company agrees it will appoint

Principal as the chief executive officer of Company, chairman of the Board of Directors, and to the board of directors of Company's subsidiary, Pinnacle VRB Limited. If requested, these appointments (i) shall remain in effect so long as Consultant so demands, including (if requested) throughout the term of this Agreement; and (ii) shall be without any additional compensation to Consultant.

1.4 In addition to requiring Principal devote sufficient time to discharge Consultant's duties hereunder, Consultant shall also require that Principal perform the duties required by this Agreement in good faith, and in a manner that Principal reasonably believes to be in the best interests of Company and its shareholders.

1.5 Principal shall perform the consulting services primarily at Consultant's offices located in Portland, Oregon, United States. However, in discharging Consultant's duties hereunder, Principal may be required from time to time, at Company's request, to travel to Company's offices in Vancouver, British Columbia, Canada, and to such other locations as required by Company, provided, however, that Principal shall not be required to spend more than four days per calendar month in Canada or a cumulative total of more than 48 days in any given calendar year.

1.6 At such times as Principal is physically present at Company's offices in Vancouver, British Columbia, Canada, Principal shall perform only consulting services for Company and for no other clients of Consultant. Company will provide Principal as necessary with work space at Company's offices, that Principal may only access only during his prearranged visits to Company's offices, but such work space will under no circumstances be made available to Principal as Consultant's exclusive office, nor will Company place Principal's or Consultant's name on the door or entrance to such work space, nor on any sign or directory that lists or states the names of the employees or officers of Company.

Section 2. Compensation.

2.1 Company shall pay Consultant a monthly consulting fee ("Base Compensation") of US$6,000 from the 1 April 2004 through September 2004, US$12,599 for the months of October 2004 through September 2005, and US$19,750 for the month of October 2005 and for each subsequent month until such time the monthly Base Compensation is increased. The monthly Base Compensation of Consultant shall be increased 5 percent on October 1, 2006, and an additional 5 percent on October 1 of each subsequent year until this Agreement expires or is terminated.

2.2 In addition to the monthly Base Compensation, commencing with the 2004 calendar year, and continuing during each succeeding calendar year of the term of this Agreement, Consultant shall receive a short-term bonus on the terms and conditions described below. If a majority of the Board of Directors determines that all performance objectives set by the Board of Directors were accomplished during the related calendar year, Consultant shall receive an annual bonus (the "Performance Bonus") in the amount of 75 percent of the annual Base Compensation for such calendar year, or US$100,000, whichever is greater. In the event a majority of the Board of Directors determines that less than all of the performance objectives

were accomplished in a particular calendar year during the term of this Agreement (a "Deficiency Year"), Consultant shall receive a Performance Bonus for the Deficiency Year which is proportionate to the number of performance objectives that were accomplished divided by the number of all of performance objectives which were established for the same Deficiency Year multiplied by the amount which equals 75 percent of the annual Base Compensation for such calendar year. The Performance Bonus shall not be cumulative, and the amount shall be separately determined by a majority of the Board of Directors during the last month of each calendar year during the term of this Agreement. The Performance Bonus shall be paid to Consultant not later than January 31 of the next calendar year. If the performance objectives are exceeded in any calendar year, the Board of Directors may award a performance bonus that exceeds 75 percent of the annual Base Compensation for such calendar year.

2.3 Commencing on October 31, 2003, and on the last day of each calendar year during the term of this Agreement, Company shall grant Consultant a stock option to purchase common stock of Company under **Company's Long Term Incentive Plan (LTIP),** upon successful attainment of defined goals in an amount equal to 1.0 percent of the then total number of outstanding shares of common stock of Company, including all outstanding warrants, options, shares of preferred stock, or other securities convertible into common stock of Company as if such securities were fully converted into common stock of Company. Each stock option granted to Consultant under this Section shall vest as follows: 25 percent on the first anniversary of the grant date, 50 percent on the second anniversary of the grant date, and 25 percent on the third anniversary of the grant date. Annual evaluations shall take place as described in the LTIP and, depending upon achievement of defined goals, awards shall be made to Consultant as described therein. Each option shall have an exercise price per share equal to a 10% discount to (i) the last closing price of Company's common stock on the trading day immediately before the date the option is granted, if Company's common stock is traded on a public securities exchange during such month, or (ii) the equivalent, as reasonably determined by the Board of Directors, if Company's common stock is not traded on a public securities exchange. The Board of Directors may increase the number of shares awarded if Company achieves certain performance objectives to be established by the Board of Directors. Each option shall have an exercise period of 5 years from the date such option is granted. In the event that this Agreement is terminated, all vested options shall remain exercisable for a period of one year [90 days if Company is a Tier 2 company under TSX rules] following the date of termination unless such options expire before the end of such period. Upon exercise of any option by Consultant, in whole or in part, all shares of common stock issued to Consultant shall be freely tradeable to the extent permitted by law and not subject to any hold period before such shares are tradeable.

Section 3. Expense Reimbursement.

3.1 Consultant is authorized to incur expenses that are reasonably necessary in carrying out the consulting services set forth in this agreement, including, without limitation, reasonable expenses for airfare, car rentals, hotels, meals, and other travel related expenses, and Company shall reimburse Consultant for all such expenses upon presentation of expense statements or such other supporting information as Company may reasonably request. Upon the request of Consultant, Company shall obtain a credit card in its name for use by Consultant and Principal.

3.2 Company shall pay all professional dues and membership fees relating to Consultant's or Principal's membership in IEEE or UK IEE, provided that such dues in total shall not exceed US$500 per calendar year.

Section 4. Term and Termination.

4.1 The term of this Agreement shall be for a period of three years, commencing on the date first set forth above, unless earlier terminated as provided in Section 4.2 of this Agreement. The term of this Agreement shall automatically extend for successive one-year periods (commencing on the end of the prior period) unless either party notifies the other at least 60 days prior to the end of the then current term of an election to terminate this Agreement effective at the end of the then current term. The words "term of this Agreement", as used in this Agreement, shall mean and refer to the initial three-year term and any extended term of this Agreement.

4.2 Notwithstanding Section 4.1 of this Agreement, this Agreement shall earlier terminate in accordance with any of the following:

4.2.1 By mutual agreement in writing signed by Company and Consultant. The termination shall be effective as of the date provided for in the written agreement;

4.2.2 Company may terminate this Agreement for cause (as defined below) at any time by giving Consultant written notice of termination, which notice shall: (a) specify, with reasonable particularity, the nature of such cause; and (b) specify a termination date, which date shall be no earlier than 30 days following the giving of such notice, except in the case of termination under Sections 4.2.2(a) or 4.2.2(b), which may become effective immediately. Any such termination shall be subject to the provisions of Section 4.3 of this Agreement. The following events or actions by Consultant or Principal shall constitute "cause" for termination under this Section 4.2.2:

(a) Embezzlement or theft from Company, any customer, any of Company's or any customer's shareholders or employees, or persons having an established business relationship with Company or any customer;

(b) Conviction of any felony;

(c) Habitual use of illegal drugs;

(d) Excessive and habitual use of alcohol;

(e) Recurring conduct toward employees of Company that is either illegal or unethical (including, but not limited to, sexual harassment);

(f) Misconduct or recurring negligence in the performance of Consultant's duties hereunder; or

(g) Willful and material breach or violation of any of the terms and conditions of this Agreement.

Conduct shall not be deemed "habitual" or "recurring" within the meaning of this Section 4.2.2 unless, after having occurred and having been called to Consultant or Principal's attention in writing by Company, the same or substantially similar conduct continues or occurs again within 90 days after the date Company initially gives Consultant notice of such conduct.

4.2.3 Consultant may terminate this Agreement for "good reason" (as defined below) at any time by giving notice to Company of Consultant's intent to terminate, setting forth with reasonable particularity the nature of such cause, and providing Company with the opportunity to cure. If a cure is not reasonably practicable within a 30-day period from the date of such notice, the termination shall become effective at the end of such period if Company does not take all reasonable steps to initiate a cure during such period. If any cure is reasonably practicable within 30 days, but is not completed within that period, the termination shall become effective at the end of such period. Company's breach or violation of any of the terms and conditions of this Agreement shall constitute "good reason" for termination under this Section 4.2.3.

4.2.4 In the event of Principal's death or permanent disability, this Agreement shall automatically terminate not later than 30 days after the date of death or notification of Principal's permanent disability. Principal shall be deemed to be permanently disabled if he suffers from bodily infirmities or disorders, diseases, injuries (including self-inflicted injuries), addiction to substances hazardous to health (including addiction to narcotics and alcohol), or mental illness and one of the following conditions is satisfied:

(a) A physician licensed to practice medicine in the State of Oregon, who has been selected and agreed upon by Principal (or Principal's Conservator) and the Board of Directors, certifies that Principal has been totally disabled for a six month period and is unable to engage in gainful employment in his occupation or that Principal will be totally disabled on a permanent basis and will be unable to engage in gainful employment in his occupation. If Principal (or Principal's Conservator) and the Board of Directors cannot agree upon one physician, Principal and the Board of Directors shall each select one physician, and the two physicians shall in turn select a third physician whose opinion shall be conclusive and binding upon the parties. The costs and expenses of the physician(s) shall be borne equally by Principal and Company; or

(b) Principal and the Board of Directors agree that Principal is totally disabled on a permanent basis and unable to engage in gainful employment in his or her occupation.

4.3 In the event of any termination under Section 4.2, Consultant shall receive all compensation and other benefits through the effective date of such termination.

4.4 In addition to the compensation set forth in Section 4.3, if Company terminates this Agreement for any reason other than as set forth in Section 4.2.2 above, or if Consultant

termination. The compensation, bonuses, and stock option awards described in the previous sentence will be prorated based on the date the 18-month period (or 12-month period, if applicable) expires. Notwithstanding the above, if Company achieves all or a portion of the performance goals described in Section 2.2 before the 18-month period (or 12-month period, if applicable) expires, Consultant shall receive the full annual Performance Bonus, to the extent the performance goals are achieved during the remainder of the calendar year for that year. In addition, all unexpired stock option awards will remain exercisable for a period of two years following the date of termination under this Section 4.4. The obligations of Company set forth in this Section 4.4 shall survive termination of this Agreement. Section 4.4 is subject to the rules of the TSX. If Company is a Tier 2 company, all stock options described in the above noted paragraph are exercisable for 90 days from Consultant's termination. MAY 12/04

Section 5. Liability Insurance and Indemnification By Company.

5.1 Company shall purchase based upon successful raising of capital or as determined by the Board of Directors, and at all times during the term of this Agreement keep in force a director's and officer's liability insurance policy for the benefit of Consultant, Principal, and other officers and directors of Company, in such amounts as the Board of Directors determines is appropriate and necessary for such parties to be reasonably protected from liabilities, losses, claims, damages, expenses, and costs (including attorneys' fees and related expenses) incurred as a result of their acts or omissions while performing their obligations to Company (the "Directors and Officers Insurance").

5.2 Company shall, to the maximum extent permitted by the laws of British Columbia, Canada, indemnify and hold Consultant and Principal harmless from and against any such claim, liability, damage, expense, or cost (including, without limitation, attorneys' fees and related costs), loss or cause of action arising from or out of acts or omissions occurring while acting as an officer, director, shareholder, or consultant of Company or in any other capacity, including serving as a fiduciary, in which Consultant serves at the request of Company, except for acts or omissions that would permit Company to terminate this Agreement "for cause" pursuant to Section 4.2.2 hereof. If any claim is asserted against Consultant or Principal for which it or he is entitled to be indemnified hereunder, Company shall at its option, (i) assume the defense thereof, or (ii) advance Consultant or Principal the amount of actual legal expenses reasonably incurred (or cause such expenses to be paid).

Section 6. Tax Equalization.

Consultant's and Principal's net tax or payroll costs (combined U.S. and Canadian taxes and their political subdivisions) will be equalized with the respective U.S. tax liabilities (i.e. taxes assuming the Consultant and Principal are only subject to U.S. taxes) at Company's sole expense pursuant to a formula prepared by Company's outside accountants and agreed to by Consultant. Consultant and Principal agree to provide all of their tax information to Company's outside accountants so that such accountants are able to prepare (1) Consultant's and Principal's annual tax returns to be filed with the taxing authorities in Canada; (2) Consultant's and

Principal's annual tax returns to be filed with the taxing authorities in the U.S.; and (3) a report indicating any amount due to the Consultant and/or Principal necessary to equalize their respective tax liabilities. Company's obligation to make equalization payments under this Section 6 is a guaranty; should a taxing authority adjust the Consultant's and/or the Principal's taxes and such adjustment would have been covered by an equalization payment, Company will make an additional equalization payment or receive a refund, as the case may be.

Section 7. Confidential Information.

Consultant and its representatives shall not, during the term of this Agreement or at any time thereafter, without the consent of Company, disclose to any person, firm, or corporation any non-public information respecting the financial and business affairs of Company or any of its officers or employees unless such information (i) is or becomes generally available to the public other than as a result of disclosure by Consultant, (ii) is or becomes generally available to Consultant on a non-confidential basis from a source other than Company or its representatives, provided that such source is not known by Consultant to be bound by a confidentiality agreement with Company or its representatives, (iii) was known by Consultant on a non-confidential basis prior to its disclosure to Consultant by Company or one of its representatives, or (iv) was or is developed by Consultant in good faith and independent of any confidential information of Company.

Consultant will not be restricted in any way from accessing or using proprietary information of Company in connection with its duties hereunder, and will not be liable to Company for such use, provided that Consultant exercises reasonable care to maintain the confidentiality of the proprietary information, exercises reasonable care to comply with any specific precautions reasonably requested and directed by Company, and takes reasonable steps to protect the proprietary information to the same extent as it protects its own proprietary data.

Section 8. Miscellaneous Provisions.

8.1 A waiver by any party of a breach of any of the provisions of this Agreement shall not constitute a waiver or prejudice of the parties' rights otherwise to demand strict compliance with such provision.

8.2 If suit or action is instituted to enforce any of the terms of this Agreement, the prevailing party shall be entitled to recover from the other party such sums as the court may adjudge reasonable for legal fees at trial and on any appeal of such suit or action, in addition to all other sums provided by law.

8.3 Any notice under this Agreement shall be in writing and shall be effective when personally served or, if mailed with sufficient international postage, five days after it is deposited as certified mail, return receipt requested, directed to the following addresses or to such other address as either party may specify from time to time by written notice to the other party.

If to Company:

VRB Power Systems, Inc.
1645-701 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1C6
Attn: President

If to Consultant:

[Chutney, Inc.]

____

____

with a copy to:

William S. Manne
Miller Nash LLP
3400 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, Oregon 97204-3699

8.4 This Agreement shall be binding upon and inure to the benefit of the parties, their successors and permitted assigns. Consultant shall be permitted to assign any of the benefits, but may not assign any of its obligations to anyone other than Principal.

8.5 This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon and the laws of the United States. If any suit or action is filed by any party to enforce this Agreement or otherwise with respect to the subject matter of this Agreement, venue shall be in the federal or state courts of Multnomah County, Oregon.

8.6 In the event that any one or more provisions of this Agreement shall be held invalid, illegal, or unenforceable in any respect, the validity, legality, or enforceability of any of the remaining provisions shall not in any way be affected or impaired thereby.

8.7 This Agreement constitutes the entire, final, and complete agreement of the parties with regard to this subject matter and replaces all written and oral agreements heretofore made or existing by and between the parties and their representatives.

8.8 Titles and headings to Sections in this Agreement are for purposes of reference only, and shall in no way limit, define or otherwise affect the meaning or interpretation of any of the provisions of this Agreement.

8.9 This Agreement may be executed in two or more fully or partially executed counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Consulting Agreement on the respective dates set forth below:

VRB POWER SYSTEMS, INC.

By: ALBERT GERRY
Name: A. Gerry
Title: DIRECTOR

CHUTNEY, INC.

By: TIMOTHY D. J. Hennessy
Name: [signature]
Title: PRESIDENT

VRB POWER SYSTEMS INC.

LONG TERM INCNETIVE PLAN - "LTIP"

- The purpose of the LTIP is to align management with SHAREHOLDER returns. The LTIP is in addition to other forms of compensation and incentive awards which consist of Base pay, Annual Incentive bonus and annual options awards.

- Executive management will be eligible for this compensation. It shall include the CEO, President and all other officers of the Company.

- LTIP awards will be determined by the compensation committee. This will consist of the CEO and two non - executive directors to be appointed by the Board of Directors (BOD) on a 2-year cycle.

- Reviews shall take place annually. Each Executive shall have an established set of objectives. In the case of the CEO he shall negotiate these directly with the compensation committee of the BOD. Other executive goals shall be established between the CEO and each executive to align with his own undertakings to the BOD.

- Payments shall be based upon the following periods of vesting for awarded options stemming from the LTIP agreements with each executive:
  25% in Year 1, 50% in Year 2 and 25% in Year 3.

- A weighting system of goal achievement ranging from 10% to 150% of target awards will be established for each executive based upon achievement of contracted goals.

- Accelerated vesting of LTIP compensation shall occur under the following situations:

  - Stock price remains above C$3.00 for 15 consecutive days – 25% vesting of all LTIP options
  - Stock price remains above C$4.50 for 10 consecutive days – 50% vesting of all LTIP options
  - Stock price remains above C$6.00 for 10 consecutive days – 25% vesting of all LTIP options
  - Merger, acquisition, or takeover occurs - 100% vesting upon signing of transaction.

TIM HENNESSY TARGET GOALS FOR "LTIP"

Extracted from consultant's contract section 2.3 dated 15 October 2003: Commencing on October 31, 2003, and on the last day of each calendar year during the term of this Agreement, Company shall grant Consultant a stock option to purchase common stock of Company under Company's Long Term Incentive Plan (LTIP), upon successful attainment of defined goals in an amount equal to 1.0 percent of the then total number of outstanding shares of common stock of Company, including all outstanding warrants, options, shares of preferred stock, or other securities convertible into common stock of Company as if such securities were fully converted into common stock of Company. Each stock option granted to Consultant under this Section shall vest as follows: 25 percent on the first anniversary of the grant date, 50 percent on the second anniversary of the grant date, and 25 percent on the third anniversary of the grant date. Annual evaluations shall take place as described in the LTIP and, depending upon achievement of defined goals, awards shall be made to Consultant as described therein. Options shall be priced at the anniversary date of each period and shall be priced at 10% below market price ruling as of that date. Options shall be held in escrow at each anniversary date for final award as determined by this LTIP. (or an appropriate mechanism agreed whereby pricing is set as of the date of award although only redeemed at the end of the 3rd year)

Period of LTIP evaluation: 1 April 2004 to 1 April 2007. These targets have been based upon the Business plan published in May 2003. Annual reviews will occur to determine progressive performance levels and to adjust actions.

Key Performance Targets		**Weighting**
Sales:		**30%**
▪ Sales in 2004 (April 2005) – signed orders 8 or 64MWh		
▪ Sales in 2005 (April 2006) – signed orders 19 or 152MWh		
▪ Sales in 2006 (April 2007) – signed orders 101 or 800MWh (if cumulative targets achieved then target achieved)		
▪ Sales margins – gross on production cost 2004 – 6% 2005 – 10% 2006 – 15%		
▪ Cash Flow positive in 2006/7		
Financial:		**30%**
▪ Cumulative Collected Revenues:	$150,000,000	Target
	$220,000,000	Exceed
Technical:		**35%**
▪ Electrolyte costs shall be reduced by 30%		Target
▪ Electrolyte costs shall be reduced by 35%		Exceed
▪ 1 MW power electronics systems developed and operational		Target
▪ Larger than 1 MW power electronics PCS developed and operational		Target
▪ New Cell stacks shall be operational at 80% efficiency		Target
▪ New cell stacks developed and costing < $40,000/50kW (40% reduction on current costs), will be demonstrated and production resources identified		Target
▪ Cell Stack Production started in North America		Exceed
▪ IP –patents developed		Exceed

Organizational:	5%
USA office and demonstration site established, equipped and operational	Target
Pinnacle VRB merger or appropriate plan developed and implemented	Target
Small cell stacks systems developed– sales in the USA achieved.	Target
European sales office and support in place.	Target

For VRB Power Systems Inc.

Signed: [signature]
Name: ALBERT GERRY
Title: DIRECTOR
Date: MARCH 18, 04

For Chutney Inc.

Signed: [signature]
Name: T.D.T. Hennessy
Title: President
Date: 30 MARCH 04

Recorded VRB Power Systems Inc: